345 Park Avenue New York, NY 10154	Direct 212.407.4831 Main 212.407.4000 Fax 212.407.4000

September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dale Welcome
Anne McConnell

Re:

ECD Automotive Design, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024

Filed July 16, 2025

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed April 15, 2025

File No. 001-41497

Ladies and Gentlemen:

On behalf of our client, ECD Automotive Design, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024, filed on July 16, 2025 and the Form 10-K for the Fiscal Year Ended December 31, 2024 filed on April 15, 2025 contained in the comment letter, dated August 6, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2024, on August 29, 2025 (Amendment No. 2) to respond to the Staff’s comments. We are now providing this response letter to respond to the Comment Letter. The Staff’s comments are printed below in italics and are followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 2.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2024

Exhibits 31 and 32

1.	We note that Section 302 and 906 certifications were not included in your Form 10-K/A filed on July 16, 2025. Please file a full amended Form 10-K and provide currently dated officers’ certifications in Exhibits 31 and 32 as required by Item 601 of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has included dated Section 302 and 906 certifications as Exhibits 31.1, 31.2, 32.1 and 32.to the Amendment No. 2.

Report of the Independent Registered Public Accounting Firm

2.	We note the auditors’ report includes some, but not all, disclosures required in a going concern paragraph and also includes additional disclosures such as “If the Company is unable to raise sufficient funding, it may struggle to reach its future obligations” and “the Company has determined that these factors raise substantial doubt.” Please be advised that PCAOB Auditing Standard 2415 states the auditor has a responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited. If your auditor concluded, after considering identified conditions and events and management’s plans, there is substantial doubt about your ability to continue as a going concern for a reasonable period of time, please file an amended Form 10-K and have the auditor revise their report to include an explanatory paragraph, immediately following the opinion paragraph and appropriately titled, that complies with the disclosure requirements set forth in paragraph 13 of PCAOB Auditing Standard 2415. If your auditor did not conclude there is substantial doubt about your ability to continue as a going concern for a reasonable period of time, please have them explain to us the purpose of the current explanatory paragraph in their report, including how and why they believe it complies with PCAOB Auditing Standard 3101. This comment is also applicable to the auditors’ report included in your current registration statement on Form S-1 filed on July 16, 2025.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the Report of Independent Registered Public Accounting Firm included with the Amendment No. 2.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures, page 79

3.	We note your disclosures do not include management’s conclusion that disclosure controls and procedures were not effective as of December 31, 2024 as required by Item 307 of Regulation S-K. Please file an amended Form 10-K to comply with Item 307 of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 83, and 84 of the Amendment No. 2.

Please do not hesitate to contact James A. Prestiano of Loeb & Loeb LLP at (212) 407-4831 with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano
James A. Prestiano
Senior Counsel

cc:	Scott Wallace, CEO ECD Automotive Design, Inc.
David J. Levine, Esq.

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